UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES

EXCHANGE ACT OF 1934

CompuCredit Holdings Corporation

(Name of Subject Company (Issuer))

CompuCredit Holdings Corporation

(Name of Filing Person (Issuer))

3.625% Convertible Senior Notes due 2025

Common Stock, No Par Value Per Share

(Title of Class of Securities)

20478N AA 8 and 20478N AB 6

20478T107

(CUSIP Number of Class of Securities)

J. Paul Whitehead, III

Chief Financial Officer

CompuCredit Holdings Corporation

Five Concourse Parkway

Suite 400

Atlanta, Georgia 30328

(770) 828-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

W. Brinkley Dickerson, Jr.

Troutman Sanders LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, Georgia 30308

(404) 885-3000

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$100,000,000	$7,130

(*)	Calculated solely for purpose of determining the amount of the filing fee and based on the purchase of up to $100.0 million aggregate purchase price of outstanding 3.625% Convertible Senior Notes due 2025 and shares of Common Stock, no par value per share.

(**)	The amount of the filing fee, $71.30 for each $1,000,000 of value of the Notes was calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross- Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to offers by CompuCredit Holdings Corporation, a Georgia corporation (“CompuCredit” or the “Company”), to purchase for cash (i) the Company’s outstanding 3.625% Convertible Senior Notes due 2025 (the “Notes”), up to the aggregate principal amount of Notes equal to a total purchase price of $100.0 million (the “Tender Cap”) validly tendered and accepted, and (ii) shares of the Company’s outstanding common stock, no par value per share (the “Common Stock” and, together with the Notes, the “Securities”), in a number of shares equal to the number of such shares allowable for purchase from the Tender Cap remaining (if any) after deducting from the Tender Cap the total purchase price of the Notes actually purchased pursuant to this Offer to Purchase (defined below). The Notes were originally issued by CompuCredit Corporation pursuant to the Indenture. The Offers are made upon the terms and subject to the conditions contained in the Offer to Purchase, dated April 14, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the accompanying Letters of Transmittal (as amended or supplemented from time to time, the “Letters of Transmittal”), forms of which are attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.

The Offer to Purchase and the Company’s obligation to purchase and pay for the Securities validly tendered and not validly withdrawn pursuant to the Offer to Purchase is not conditioned upon any minimum amount of Notes or minimum number of shares of Common Stock being tendered. The Offers are, however, subject to certain other conditions set forth in the Offer to Purchase discussed under the heading “The Offers — Conditions to the Offers” being satisfied or waived on or prior to the Expiration Date.

This Schedule TO is being filed in satisfaction of the requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase and the Letters of Transmittal is incorporated by reference herein in response to all items in this Schedule TO, as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference to this Item 1.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer of the Securities is CompuCredit Holdings Corporation (as successor in interest to CompuCredit Corporation). The address of CompuCredit’s principal executive offices is Five Concourse Parkway, Suite 400, Atlanta, Georgia 30328. Its telephone number is 770-828-2000.

(b) Securities. The subject classes of securities are the Notes and the Common Stock of the Company. The information set forth under the captions “Description of the Notes” and “The Offers — Principal Terms of the Offers” in the Offer to Purchase is incorporated herein by reference. As of April 13, 2010, there were approximately $205.8 million aggregate principal amount of Notes outstanding and approximately 50.0 million shares of Common Stock outstanding.

(c) Trading Market and Price. The Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes. There is, however, no established trading market for the Notes, and we believe that trading in the Notes has been limited. The Notes originally issued in private placement transactions are eligible for trading on the Private Offerings, Resale and Trading through Automated Linkages Market, commonly referred to as the PORTAL Market; however, those Notes registered and resold under our registration statement pursuant to the Securities Act of 1933 Act, as amended, are not eligible for trading on the PORTAL Market. The Common Stock is currently traded on the NASDAQ Global Select Market under the symbol “CCRT.” The closing price of our Common Stock on April 13, 2010 was $5.32 per share. The information set forth in the Offer to Purchase under the caption “Market Price Information” is incorporated herein by reference in response to this Item 2(c).

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person. The business address and business telephone number of the Company are set forth under Item 2(a) above. The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes and the Common Stock” is incorporated herein by reference to this Item 3.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the captions “Summary Term Sheet,” “Description of the Notes,” “The Offers” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference to this Item 4(a).

(b) Purchases. The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes and the Common Stock” is incorporated herein by reference to this Item 4(b).

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth under the caption “Description of the Notes” in the Offer to Purchase is incorporated herein by reference to this Item 5. The Company has entered into the following agreements in connection with the Securities:

•

Indenture, dated as of May 27, 2005, between CompuCredit Holdings Corporation (as successor in interest to CompuCredit Corporation) and Wachovia Bank, National Association, as trustee, relating to the Notes; and

•

Supplemental Indenture, dated as of June 30, 2009, by and among CompuCredit Corporation, CompuCredit Holdings Corporation, and U.S. Bank National Association (as successor in interest to Wachovia Bank, National Association), as trustee, relating to the Notes.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the captions “Answers to Questions You May Have — Why is CompuCredit offering to purchase your Securities?” and “The Offers — Purpose of the Offers” is incorporated herein by reference to this Item 6(a).

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption “Answers to Questions You May Have — What will CompuCredit do with the Securities purchased?” and “The Offers — Principal Terms of the Offers — Untendered or Unpurchased Securities” is incorporated herein by reference to this Item 6(b).

(c) Plans. The information set forth under the caption “Distribution Policy” in the Offer to Purchase is incorporated herein by reference to this Item 6(c).

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the caption “The Offers — Sources and Amount of Funds” is incorporated herein by reference to this Item 7(a).

(b) Conditions. The information set forth in the Offer to Purchase under the captions “The Offers — Sources and Amount of Funds” and “The Offers — Conditions to the Offers” is incorporated herein by reference to this Item 7(b). We have no alternative financing arrangements or alternative financing plans.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the caption “The Offers — Sources and Amount of Funds” is incorporated herein by reference to this Item 7(d).

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes and the Common Stock” is incorporated herein by reference to this Item 8(a).

(b) Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes and the Common Stock” is incorporated herein by reference to this Item 8(b).

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption “Information Agent and Depository” is incorporated herein by reference to this Item 9.

Item 10.	Financial Statements.

The Company does not believe it is required to include financial information due to the fact that this information is not material to holders of the Securities because, among other reasons, the consideration offered consists solely of cash, the Offers are not subject to any financing condition, and the Company is a public reporting company that files reports electronically through EDGAR.

Item 11.	Additional Information.

The information set forth in the Offer to Purchase and the Letters of Transmittal to this Schedule TO is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated April 14, 2010.

(a)(1)(ii)	Form of Letter of Transmittal relating to the Notes.

(a)(1)(iii)	Form of Letter of Transmittal relating to the Common Stock.

(a)(1)(iv)	IRS Form W-9.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release, dated April 14, 2010.

(b)	None.

(d)(1)	Indenture, dated as of November 23, 2005, between CompuCredit Holdings Corporation (as successor in interest to CompuCredit Corporation) and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to CompuCredit Corporation’s Current Report on Form 8-K filed November 28, 2005).

(d)(2)	Supplemental Indenture, dated as of June 30, 2009, by and among CompuCredit Corporation, CompuCredit Holdings Corporation, and U.S. Bank National Association (as successor in interest to Wachovia Bank, National Association), as Trustee (incorporated by reference to Exhibit 4.1 to CompuCredit Holdings Corporation’s Current Report on Form 8-K filed July 7, 2009).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPUCREDIT HOLDINGS CORPORATION

By:	/s/ J.Paul Whitehead, III

Name:	J.Paul Whitehead, III
Title:	Chief Financial Officer

Dated: April 14, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated April 14, 2010.

(a)(1)(ii)	Form of Letter of Transmittal relating to the Notes.

(a)(1)(iii)	Form of Letter of Transmittal relating to the Common Stock.

(a)(1)(iv)	IRS Form W-9.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release, dated April 14, 2010.

(b)	None.

(d)(1)	Indenture, dated as of November 23, 2005, between CompuCredit Holdings Corporation (as successor in interest to CompuCredit Corporation) and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to CompuCredit Corporation’s Current Report on Form 8-K filed November 28, 2005).

(d)(2)	Supplemental Indenture, dated as of June 30, 2009, by and among CompuCredit Corporation, CompuCredit Holdings Corporation, and U.S. Bank National Association (as successor in interest to Wachovia Bank, National Association), as Trustee (incorporated by reference to Exhibit 4.1 to CompuCredit Holdings Corporation’s Current Report on Form 8-K filed July 7, 2009).

(g)	None.

(h)	None.